SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2009

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
   El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 20, 2009

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll
Name: Pedro Toll
Title: Deputy Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES QUARTERLY DIVIDEND PAYMENT OF US$0.15 PER SHARE;
US$16.7 MILLION IN NET INCOME FOR FIRST QUARTER 2009

Panama City, Panama, April 20, 2009 – Banco Latinoamericano de Exportaciones, S.A., (Bladex) (NYSE: BLX), announced today a quarterly cash dividend of US$0.15 per share, corresponding to the first quarter of 2009, during which the Bank generated US$16.7 million in Net Income. (Bladex’s full First Quarter 2009 earnings release will be distributed on Wednesday, April 22, 2009, prior to the market open).

Mr. Jaime Rivera, Bladex’s Chief Executive Officer stated the following:

"Bladex is successfully operating in the midst of an international financial crisis with unclear long-term implications.  In response, the Bank has progressively increased liquidity, decreased concentrations, reduced leverage, decreased expenses, and strengthened reserve coverage.  In view of market volatility and accompanying uncertainty that show few signs of abating, however, the Board of Directors considers the new dividend amount to be consistent with the Bank’s proven, prudent approach to capital management, and with the long term interests of shareholders."

The cash dividend is payable on May 7, 2009, to the Bank’s stockholders as of the April 27, 2009 record date. As of March 31, 2009, Bladex had 36,422,089.79 common shares outstanding.

Bladex will host its First Quarter 2009 Earnings Conference Call on Thursday, April 23, 2009 at 10:00 a.m., Eastern Time.  Presenting for Bladex will be Mr. Jaime Rivera, Chief Executive Officer, and Mr. Jaime Celorio, Chief Financial Officer.

To participate, please dial:

(800) 311-9401 (U.S. Participants)
(334) 323-7224 (From outside the U.S.)
Conference ID:  8034

There will also be a live Webcast of the event at www.bladex.com.

For questions, please contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention:  Mr. Jaime Celorio, Senior Vice President  & Chief Financial Officer
Tel.: (507) 210-8630, E-mail: jcelorio@bladex.com
-or-
i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY  10005
Attention:  Ms. Melanie Carpenter or Mr. Peter Majeski
Tel.: (212) 406-3690, E-mail: bladex@i-advize.com

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

For further information, please access our website at www.bladex.com